UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

October 18, 2023

Juva Life Inc.
(Exact name of issuer as specified in its charter)

British Columbia, Canada

(State or other jurisdiction of incorporation or organization)

N/A

(I.R.S. Employer Identification Number)

Suite 1400 885 West Georgia Street, Vancouver, BC V6C 3E8

(Full mailing address of principal executive offices)

833-333-5882

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one common share and one-half of one common share purchase warrant, and common shares underlying warrants.

Item 4. Changes in Issuer’s Certifying Accountant

(a) Dismissal of BF Borgers CPA PC

On October 18, 2023, Juva Life Inc. (the “Company”) dismissed BF Borgers CPA PC (“BF Borgers”) as the Company’s independent registered public accounting firm. On May 3, 2024, the Securities and Exchange Commission (the “SEC”) announced that it had settled charges against BF Borgers that it failed to conduct audits in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”). As part of the settlement, BF Borgers agreed to a permanent ban on appearing or practicing before the SEC (the “Ban”).

The reports of BF Borgers on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles other than an explanatory paragraph relating to the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2022 and 2021, and through the date of termination, October 18, 2023, there were no “disagreements” with BF Borgers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BF Borgers would have caused BF Borgers to make reference thereto in its reports on the consolidated financial statement for such years.

The U.S. Securities and Exchange Commission (the “SEC”) has advised that, in lieu of obtaining a letter from BF Borgers stating whether or not it agrees with the statements herein, the Company may indicate that BF Borgers is not currently permitted to appear or practice before the SEC for reasons described in the SEC’s Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the Commission’s Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated May 3, 2024.

(b) Appointment of Reliant CPA PC

On October 18, 2023, the Company engaged Reliant CPA PC (“Reliant”) as the Company’s independent registered public accounting firm, beginning the fiscal year ending December 31, 2023. However, since Borgers is not permitted to appear or practice before the Commission, Reliant will also perform an audit of the Company’s financial statements for the fiscal year ending December 31, 2022.

Prior to retaining Reliant, the Company did not consult with Reliant regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 304 of Regulation S-K).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Juva Life Inc.

By:	/s/ Douglas Chloupek
Name:	Douglas Chloupek
Title:	Chief Executive Officer

Date:	May 14, 2024

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